                                  EXHIBIT 99


2000 CONECTIV PRO FORMA FINANCIAL STATEMENTS - GENERATION ASSET SALE AND
TRANSFER

BACKGROUND

In 1999, the electric utility businesses of Delmarva Power & Light Company (DPL) and Atlantic City Electric Company (ACE) were restructured pursuant to legislation enacted in Delaware, Maryland and New Jersey and orders issued by the Delaware Public Service Commission (DPSC), Maryland Public Service Commission (MPSC), and New Jersey Board of Public Utilities (NJBPU). This restructuring of DPL's and ACE's electric utility businesses are discussed in Notes 1, 7, 10, 11 and 17 to the Consolidated Financial Statements, included in
Item 8 of Part II, and "Electric Utility Industry Restructuring," within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), included in Item 7 of Part II.

In connection with electric utility industry restructuring and Conectiv's "mid-merit" strategy, as discussed under "Mid-Merit Electric Generation" in the MD&A, Conectiv is realigning the mix of electric generating plants owned by its subsidiaries. DPL and ACE have entered into agreements to sell their nuclear and non-strategic baseload fossil electric generating plants. On December 29, 2000, DPL sold its ownership interests in nuclear electric generating plants. As of December 31, 2000, the electric generating plants which were subject to agreements for sale had 2,203.5 megawatts of capacity and a net book value of $423.2 million, excluding the nuclear decommissioning liability included in accumulated depreciation. The agreements for the sale of the electric generating plants provide for an aggregate sales price of approximately $811 million, before certain adjustments and selling expenses, as discussed in Note 14 to the Consolidated Financial Statements included in Item 8 of Part II. Upon the sale of the ownership interests of ACE in nuclear electric generating units, ACE will transfer its nuclear decommissioning funds to the purchasers who will assume full responsibility for decommissioning such units. The sales of the electric generating plants are expected to take place during 2001. However, as discussed in Note 14 to the Consolidated Financial Statements included in Item 8 of Part II, there can be no assurances that the sales will be completed.

Effective July 1, 2000, DPL and ACE contributed to Conectiv electric generating plants with 1,501 and 502, respectively, megawatts of capacity. Then, Conectiv transferred the electric generating plants to subsidiaries of Conectiv Energy Holding Company (CEH). CEH and its subsidiaries are engaged in non-regulated electricity production and sales, energy trading, and marketing.


DESCRIPTION OF PRO FORMA FINANCIAL INFORMATION

The following consolidated financial statements for Conectiv are filed with this
Exhibit:

 .    Unaudited Pro Forma Balance Sheet at December 31, 2000, and

 .    Unaudited Pro Forma Statement of Income for the Year Ended December 31,
     2000.

The following major assumptions were made in preparing these pro forma financial statements:

 .    For purposes of the pro forma balance sheet, the sales of nuclear and non-strategic baseload fossil electric generation plants were all assumed to occur as of December 31, 2000.

 .    For purposes of the pro forma statement of income, the sales and transfers described above were assumed to occur as of January 1, 2000. As a result, expenses related to generation assets assumed to be sold were eliminated.

 .    Replacement energy and capacity were assumed to be purchased from the PJM
     Interconnection, L.L.C. (PJM). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on semi-annual weighted average PJM capacity rates.

 .    Under its rates for electricity supplied to utility customers, ACE was assumed to be permitted to earn a return on the stranded costs resulting from the power plant sales and to no longer earn a return on the power plants sold.

 .    Revenues which resulted from the Wholesale Transaction Confirmation Letter
     Agreements during 2000, as discussed in Note 15 to the Consolidated Financial Statements, were assumed to have not been earned due to the assumed sale of the nuclear power plants on January 1, 2000.

 .    For the portion of 2000 that the electricity supply operations of DPL in
     Maryland were still subject to regulation (January 1 through June 30, 2000) customer rates were assumed to be adjusted to remove amounts for a return on generation rate base and to add amounts for recovery of replacement power costs.

 .    The proceeds from the sale of nuclear and non-strategic baseload fossil electric generation plants by Conectiv's subsidiaries were assumed to be used to repay short-term and long-term debt, after considering expected debt retirement costs and tax payments on the gain on the sale of the electric generation assets.

 .    The transfer of the decommissioning trusts as a result of the sale of the ownership interests of ACE in nuclear generation units was assumed to occur on a non-taxable basis.

 .    The net pro forma gain from the sale of ACE's generation units, except for the Deepwater generation unit, was recorded as a reduction to recoverable stranded costs. The net loss of approximately $38 million which is expected to result from the sale of the Deepwater generation unit was recorded as an extraordinary charge in the 4th quarter of 1999. A pro forma adjustment resulting from the recognition of unamortized investment tax credits which are recognized upon completion of the sale was credited to retained earnings.

 .    The net pro forma gain from the sale of DPL's generation units was credited to retained earnings.

 .    The transfer of strategic generating assets from Conectiv's utility subsidiaries to subsidiaries of CEH was assumed to occur on January 1, 2000, at book value, on a non-taxable basis.

 .    An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the pro forma income statement.

These pro forma financial statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale and transfer of generation assets or other related transactions occurred on the dates of the periods presented, or which may result in the future. Further, these pro forma financial statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.

DESCRIPTION OF PRO FORMA ADJUSTMENTS

The Unaudited Pro Forma Statement of Income and Balance Sheet filed with this Exhibit reflect the following adjustments:

Adjustments to the Statement of Income:

1. A net decrease in "Electric revenues" due to (i) no revenues from the operations of the deregulated Deepwater generation unit and the nuclear plants under the "Wholesale Transaction Confirmation Letter Agreements," and (ii) no return earned on generation rate base of divested plants, partly offset by a return earned on the stranded costs of ACE and recovery of replacement power costs in DPL's Maryland jurisdiction.

2. Increases in "Electric fuel and purchased energy and capacity" primarily because the cost increase from Conectiv's subsidiaries purchasing all energy and capacity requirements to meet their retail load exceeded the cost decrease from no longer purchasing fuel for the electric generating units.

3. Decreases in other operating expenses as a result of the sale of certain generation assets by Conectiv's subsidiaries.

4. A decrease in "Interest charges" as a result of retirement of debt after the sale of certain generation assets.


Balance Sheet Adjustments:

1. A net increase to "Cash and cash equivalents" primarily as a result of net proceeds received from the sale of certain generation units, less cash used for the retirement of certain debt issues.

2. A decrease to "Fuel" and "Materials and supplies" inventories as a result of the sale of certain generation assets.

3. A decrease to "Funds held by trustee" as a result of the transfer of nuclear decommissioning trust funds to the buyers of the nuclear generation assets.

4. A decrease to "Property, plant and equipment" and "Construction work-in-progress" as a result of the sale of certain generation assets.

5. A decrease to "Accumulated Depreciation" as a result of the sale of certain generation assets and the assumption of the nuclear decommissioning obligations of ACE by the purchasers of the nuclear plants.

6. Decreases to "Leased nuclear fuel, at amortized cost", "Current capital lease obligation", and "Long-term capital lease obligation" as a result of the sale of the nuclear fuel to the buyers of the nuclear generation assets and the corresponding liquidation of the capital lease obligation.

7. Decrease to "Recoverable stranded costs" and an increase to "Regulatory Liability for New Jersey income tax benefit" due to the sale of certain generation assets of ACE, which are subject to stranded cost recovery. As a result of an expected net gain from the sale of such assets, there is a decrease in recoverable stranded costs.

8. Decreases to "Other deferred charges" and "Other deferred credits and Other Liabilities" as a result of the sale of certain generation assets.

9. Decrease to "Short-term debt" and "Long-term debt" due to assumed repayment of debt with the net sales proceeds expected to be available after debt retirement costs and tax payments on the gain on the sale of the electric generation assets.

10. Changes to "Taxes Accrued", "Deferred income taxes, net" and "Deferred investment tax credits" as a result of the sale of certain generation assets.

11. Net increase to "Retained Earnings" as a result of an expected net gain from the sale of certain generation assets.

                                   CONECTIV
             UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
                         YEAR ENDED DECEMBER 31, 2000

                                                               ---------------------------------------------------
                                                                Reported          Adjustments          Pro Forma
                                                               ---------------------------------------------------
                                                                            (Dollars in Thousands)
OPERATING REVENUES
     Electric                                                  $ 2,906,342       $ (77,353) (1)       $ 2,828,989
     Gas                                                         1,529,785                              1,529,785
     Other services                                                592,997                                592,997
                                                               ------------      ----------           ------------
                                                                 5,029,124         (77,353)             4,951,771
                                                               ------------      ----------           ------------
OPERATING EXPENSES
     Electric fuel and purchased energy and capacity             1,613,579         220,515  (2)         1,834,094
     Gas purchased                                               1,445,911                              1,445,911
     Other services' cost of sales                                 504,615                                504,615
     Special charges                                                25,162                                 25,162
     Gain on sale of interest in nuclear plants                    (16,612)                               (16,612)
     Operation and maintenance                                     627,667        (146,601) (3)           481,066
     Depreciation and amortization                                 260,082         (62,542) (3)           197,540
     Taxes other than income taxes                                  80,886          (2,077) (3)            78,809
                                                               ------------      ----------           ------------
                                                                 4,541,290           9,295              4,550,585
                                                               ------------      ----------           ------------
OPERATING INCOME                                                   487,834         (86,648)               401,186
                                                               ------------      ----------           ------------

OTHER INCOME                                                        49,495                                 49,495
                                                               ------------      ----------           ------------
INTEREST EXPENSE
     Interest charges                                              223,445         (50,574) (4)           172,871
     Capitalized interest and allowance for borrowed
        funds during construction                                  (10,843)                               (10,843)
                                                               ------------      ----------           ------------
                                                                   212,602         (50,574)               162,028
                                                               ------------      ----------           ------------
PREFERRED STOCK DIVIDEND
     REQUIREMENTS OF SUBSIDIARIES                                   20,383                                 20,383
                                                               ------------      ----------           ------------

INCOME BEFORE INCOME TAXES                                         304,344         (36,074)               268,270

INCOME TAXES                                                       133,514         (14,430)               119,084
                                                               ------------      ----------           ------------

NET INCOME                                                     $   170,830       $ (21,644)           $   149,186
                                                               ============      ==========           ============

INCOME (LOSS) APPLICABLE TO:
        Common Stock                                           $   164,719       $ (21,057)           $   143,662
        Class A common stock                                         6,111            (587)                 5,524
                                                               ------------      ----------           ------------
            Total                                              $   170,830       $ (21,644)           $   149,186
                                                               ============      ==========           ============

AVERAGE SHARES OUTSTANDING (000):
        Common Stock                                                83,686                                 83,686
        Class A common stock                                         5,742                                  5,742

INCOME (LOSS) PER AVERAGE SHARE,
     BASIC AND DILUTED
        Common Stock                                           $      1.97       $   (0.25)           $      1.72
        Class A common stock                                   $      1.06       $   (0.10)           $      0.96

                                    CONECTIV
                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                                DECEMBER 31, 2000

                                                                    -----------------------------------------------------------
                                                                       Reported            Adjustments            Pro Forma
                                                                    -----------------------------------------------------------
                                                                                      (Dollars in Thousands)
ASSETS
Current Assets
     Cash and cash equivalents                                           $ 123,562              $ 94,185    (1)      $ 217,747
     Accounts receivable, net of allowance
         of $31,339                                                        792,843                                     792,843
     Inventories, at average cost
         Fuel (coal, oil and gas)                                           54,578               (11,429)   (2)         43,149
         Materials and supplies                                             62,675                (3,982)   (2)         58,693
     Deferred energy supply costs                                           22,094                                      22,094
     Prepayments                                                            23,354                                      23,354
     Deferred income taxes, net                                             13,155                                      13,155
                                                                    ---------------      ----------------      ----------------
                                                                         1,092,261                78,774             1,171,035
                                                                    ---------------      ----------------      ----------------

Investments
     Investment in leveraged leases                                         53,706                                      53,706
     Funds held by trustee                                                 122,387              (109,777)   (3)         12,610
     Other investments                                                      70,780                                      70,780
                                                                    ---------------      ----------------      ----------------
                                                                           246,873              (109,777)              137,096
                                                                    ---------------      ----------------      ----------------

Property, Plant and Equipment
     Electric generation                                                 1,576,550              (827,425)   (4)        749,125
     Electric transmission and distribution                              2,711,907                                   2,711,907
     Gas transmission and distribution                                     277,650                                     277,650
     Other electric and gas facilities                                     390,313                                     390,313
     Telecommunications, thermal systems, and other
         property, plant, and equipment                                    251,567                                     251,567
                                                                    ---------------      ----------------      ----------------
                                                                         5,207,987              (827,425)            4,380,562
     Less: Accumulated depreciation                                      2,179,951              (516,088)   (5)      1,663,863
                                                                    ---------------      ----------------      ----------------
     Net plant in service                                                3,028,036              (311,337)            2,716,699
     Construction work-in-progress                                         406,884                (2,853)   (4)        404,031
     Leased nuclear fuel, at amortized cost                                 28,352               (28,352)   (6)              -
     Goodwill, net of accumulated
         amortization of $33,437                                           344,514                                     344,514
                                                                    ---------------      ----------------      ----------------
                                                                         3,807,786              (342,542)            3,465,244
                                                                    ---------------      ----------------      ----------------

Deferred Charges and Other Assets
     Recoverable stranded costs                                            988,153               (46,757)   (7)        941,396
     Deferred recoverable income taxes                                      84,730                                      84,730
     Unrecovered purchased power costs                                      14,487                                      14,487
     Unrecovered New Jersey state excise tax                                10,360                                      10,360
     Deferred debt refinancing costs                                        20,656                                      20,656
     Deferred other postretirement benefit costs                            29,981                                      29,981
     Prepaid pension costs                                                  69,963                                      69,963
     Unamortized debt expense                                               25,553                                      25,553
     License fees                                                           21,956                                      21,956
     Other                                                                  65,236               (13,819)   (8)         51,417
                                                                    ---------------      ----------------      ----------------
                                                                         1,331,075               (60,576)            1,270,499
                                                                    ---------------      ----------------      ----------------
Total Assets                                                           $ 6,477,995            $ (434,121)          $ 6,043,874
                                                                    ===============      ================      ================

                                    CONECTIV
                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                                DECEMBER 31, 2000


                                                                       -----------------------------------------------------------
                                                                          Reported            Adjustments            Pro Forma
                                                                       -----------------------------------------------------------
                                                                                          (Dollars in Thousands)
CAPITALIZATION AND LIABILITIES

Current Liabilities
     Short-term debt                                                        $ 709,530             $ (58,389)  (9)       $ 651,141
     Long-term debt due within one year                                       100,721                                     100,721
     Variable rate demand bonds                                               158,430                                     158,430
     Accounts payable                                                         490,887                                     490,887
     Taxes accrued                                                             10,877                79,185  (10)          90,062
     Interest accrued                                                          45,296                                      45,296
     Dividends payable                                                         27,111                                      27,111
     Deferred energy supply costs                                              34,650                                      34,650
     Current capital lease obligation                                          15,591               (15,480)  (6)             111
     Above-market purchased energy contracts
        and other electric restructuring liabilities                           23,891                                      23,891
     Other                                                                    107,025                (1,170)              105,855
                                                                       ---------------      ----------------      ----------------
                                                                            1,724,009                 4,146             1,728,155
                                                                       ---------------      ----------------      ----------------

Deferred Credits and Other Liabilities
     Other postretirement benefits obligation                                  90,335                                      90,335
     Deferred income taxes, net                                               823,094                65,414  (10)         888,508
     Deferred investment tax credits                                           64,316               (18,458) (10)          45,858
     Regulatory liability for New Jersey income tax benefit                    49,262                 5,174   (7)          54,436
     Above-market purchased energy contracts
        and other electric restructuring liabilities                          103,575                (6,813)  (8)          96,762
     Deferred gain on termination of purchased energy contract                 74,968                                      74,968
     Long-term capital lease obligation                                        13,744               (12,872)  (6)             872
     Other                                                                     67,751               (12,309)  (8)          55,442
                                                                       ---------------      ----------------      ----------------
                                                                            1,287,045                20,136             1,307,181
                                                                       ---------------      ----------------      ----------------

Capitalization
     Common stock: $0.01 per share par value
        150,000,000 shares authorized;
        82,859,779 shares outstanding                                             830                                         830
     Class A common stock, $0.01 per share par value;
        10,000,000 shares authorized;
        5,742,315 share outstanding                                                57                                          57
     Additional paid-in capital - - common stock                            1,028,780                                   1,028,780
     Additional paid-in capital - - Class A common stock                       93,738                                      93,738
     Retained earnings                                                         42,768               185,761  (11)         228,529
     Treasury shares, at cost, 130,604 shares                                  (2,688)                                     (2,688)
     Unearned compensation                                                     (1,172)                                     (1,172)
     Accumulated other comprehensive income                                    (2,044)                                     (2,044)
                                                                       ---------------      ----------------      ----------------
        Total common stockholders' equity                                   1,160,269               185,761             1,346,030
     Preferred stock and securities of subsidiaries:
        Not subject to mandatory redemption                                    95,933                                      95,933
        Subject to mandatory redemption                                       188,950                                     188,950
     Long-term debt                                                         2,021,789              (644,164)  (9)       1,377,625
                                                                       ---------------      ----------------      ----------------
                                                                            3,466,941              (458,403)            3,008,538
                                                                       ---------------      ----------------      ----------------

                                                                       ---------------      ----------------      ----------------
Total Capitalization and Liabilities                                      $ 6,477,995            $ (434,121)          $ 6,043,874
                                                                       ===============      ================      ================

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